2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

LUNDIN MINING COMPLETES ITS ACQUISITION OF A SIGNIFICANT INTEREST IN UNION RESOURCES LIMITED

October 27, 2005 (TSX: LUN; O-List Stockholmsbörsen: LUMI) Lundin Mining Corporation ("Lundin Mining" or the "Company") announces that its acquisition of 151,000,000 shares of Union Resources Limited ("Union") has now been completed.

Union obtained shareholder approval of Lundin's share acquisition at its General Meeting of Shareholders, as a result of which all of the conditions precedents to the previously announced acquisition of a 19.9% interest in Union have been met. Lundin Mining now holds 151,000,000 ordinary Union shares and 151,000,000 options which are exercisable at 10 Australian cents each into ordinary shares on or before March 31, 2009.

The ordinary shares were issued at Australian $0.03 per ordinary share and the Company received one free attaching option for each share purchased for a total consideration of Australian $4,530,000.

Lundin Mining has been offered two positions on Union's board of directors, which will allow Lundin Mining to add its considerable engineering and mining experience to the development of the Mehdiabad Zinc Project in Iran. After issuing the 151,000,000 shares to Lundin Mining, Union announced that it had reached an agreement with Itok GmbH ("Itok") to acquire Itok's position in Mehdiabad Zinc Company and the Mehdiabad Project. As a result of that transaction, Union's interest in the Mehdiabad Project will increase to 50%, with the remaining 50% being held by IMPASCO, the Iranian Government company.

Union will make an initial issuance of 110,000,000 Union shares to Itok in respect of that transaction which will initially dilute Lundin's holdings to 17.4% of the share capital in Union Resources Limited. However, Lundin has the right to participate in future capital raisings which enable the Company to be protected from this dilution.

Lundin Mining is a Canadian mining and exploration company with a primary focus in Europe. The main asset of the company is the Zinkgruvan mine, located about 200 kilometres southwest of Stockholm, Sweden. The mine has been producing zinc, lead and silver on a continuous basis since 1857. Zinkgruvan has consistently ranked in the lowest cost quartile among zinc mines in the world. Lundin Mining also owns the Galmoy zinc mine in Ireland and the Storliden zinc/copper mine in the Skellefte District of northern Sweden. The Company also holds a large copper/gold exploration project in the Norrbotten Mining District of northern Sweden.

ON BEHALF OF THE BOARD

"Karl-Axel Waplan"
President and CEO

For further information, please contact:

Karl-Axel Waplan, President & CEO: +46-705-10 42 39 or
Anders Haker, CFO: +46-708-10 85 59